

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC:

No Act



06027886

March 14, 2006

Sean T. Wheeler
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2006

Re: The St. Joe Company
Incoming letter dated January 17, 2006

Dear Mr. Wheeler:

This is in response to your letter dated January 17, 2006 concerning the shareholder proposal submitted to St. Joe by the Sierra Club. We also have received a letter from the proponent dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: David E. Ortman
Chair, Shareholder Action Task Force
Sierra Club
7043 22nd Ave N.W.
Seattle, WA 98117

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

745308

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
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NEW YORK
RIYADH
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RECEIVED
2006 JAN 19 PM 12:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 17, 2006

077159.0101

Sean T. Wheeler
713.229.1268
FAX 713.229.7868
sean.wheeler@bakerbotts.com

BY HAND


SEC MAIL PROCESSING SECTION
RECEIVED
JAN 17 2006
156

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of the Sierra Club – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of The St. Joe Company, a Florida corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") submitted to the Company on December 13, 2005 by Mr. Bartlett Naylor of Capital Strategies Consulting, Inc., on behalf of the Sierra Club (the "Proponent"). The Company expects to file the definitive form of its 2006 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about April 11, 2006.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), copies of this letter and its attachments are being mailed on this date to the Proponent and Mr. Naylor, informing them of the Company's intention to omit the Proposal from the 2006 Proxy Materials.

We hereby respectfully request your advice that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the 2006 Proxy Materials. The Company believes that the Proposal may be properly omitted from the Company's 2006 Proxy Materials for the following reasons, which are discussed in greater detail below:

1. Following due notice, the Proponent has failed to provide proof that it has continuously owned the requisite amount of shares of the Company's common stock for at least one year as of the date the Proposal was submitted (Rules 14a-8(b) and 14a-8(f)).

2. The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7)).

3. The Proposal is not a proper subject for action by shareholders under the laws of Florida, the jurisdiction of the Company's organization (Rule 14a-8(i)(1)).

I. Description of the Proposal

The Proposal, which is attached as Exhibit A to this letter, is in the form of a resolution directing the Company to "conduct a study to determine how best to ensure that property and property values for St. Joe developments and other corporate assets will be protected from possible hurricane damage and prepare a report to shareholders and to potentially impacted Panhandle communities by April 2007." The Proposal also specifies that "[t]he study shall examine the benefits of coastal wetlands protection by avoiding development in hurricane-damage prone areas and shifting potential development further inland of the coastal high hazard area, and V and VE zones as shown on Federal Emergency Management Agency Flood Insurance Rate Maps."

II. Basis for Exclusion

A. The Proposal May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f)

1. Procedural and Eligibility Requirements

Pursuant to Rule 14a-8(b)(1), to be eligible to submit a proposal a shareholder must have continuously held at least $2,000 in market value, or 1%, of a company's voting securities for at least one year as of the date the shareholder submits the proposal. If the shareholder is the registered holder of the securities, the company can independently verify the shareholder's eligibility. However, if the shareholder is not a registered holder, the shareholder must prove its eligibility to the company by submitting either of the following types of information:

- a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the shareholder submitted the proposal, the shareholder continuously held the securities for at least one year; or

- a Schedule 13D, Schedule 13G, Form 4 or Form 5 and any subsequent amendments reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins.

If a shareholder fails to meet an eligibility requirement, a company may exclude the shareholder's proposal pursuant to Rule 14a-8(f) if (1) within 14 days of receiving the proposal, the company provides the shareholder with written notice of any procedural or eligibility deficiencies, including the time frame for responding, and (2) the shareholder fails to respond to such notice within 14 days of receiving notice of the deficiency or the shareholder timely responds but does not cure the deficiency. Staff Legal Bulletin No. 14 (July 13, 2001).

2. Proponent's Initial Failure to Adequately Demonstrate Continuous Ownership and the Company's Response

The Proposal was sent to the Company on December 13, 2005 in an email from Mr. Naylor, which is attached as Exhibit A to this letter. The only evidence in Mr. Naylor's email of the Proponent's eligibility to submit the Proposal was a statement that "[t]he Sierra Club has held more than $2,000 worth of company stock for more than one year continuously, intends to maintain this holding through the 2006 annual meeting, and present the resolution at this meeting," which does not satisfy the requirements of Rule 14a-8(b)(2)(i).

Shortly after receiving the Proposal, the Company determined that the Proponent does not appear on the Company's books as a registered holder. Accordingly, in a letter to Mr. Naylor dated December 19, 2005, which is attached as Exhibit B to this letter, the Company alerted Mr. Naylor to the Proposal's procedural deficiencies under Rule 14a-8 and included specific guidance on how to remedy those deficiencies. Specifically, the Company's letter noted in pertinent part that:

> Pursuant to Rule 14a-8(b), the Sierra Club must prove its eligibility to submit a shareholder proposal by submitting a written statement from the record holder (usually a broker or bank) of its St. Joe common stock verifying that, at the time you submitted the proposal (December 13, 2005), the Sierra Club had continuously held the required amount of St. Joe common stock (at least $2,000 in market value) for at least one year. Please provide to me this information in writing from the appropriate record holder.

In its letter, the Company advised Mr. Naylor that a response must be postmarked, or transmitted electronically, no later than 14 days from the date the Company's letter was received. In addition, the Company enclosed a copy of Rule 14a-8. The Company's letter was sent to Mr. Naylor via Federal Express overnight delivery, and the Company has confirmation from Federal Express that Mr. Naylor received the letter on December 20, 2005, which is attached as part of Exhibit B.

3. Proponent's Continued Failure to Adequately Demonstrate Continuous Ownership - the Undated Schwab Letter

On December 23, 2005, the Company received correspondence, attached as part of Exhibit C to this letter, from Mr. David E. Ortman of the Sierra Club stating that Mr. Naylor was authorized to submit the Sierra Club's resolution to the Company and that enclosed was "our verification of St. Joe Company shares held by the Sierra Club in excess of $2,000 for over a year." Enclosed with the correspondence was an ***undated*** letter from Charles Schwab & Co. Inc. (the "Schwab Letter"), which is attached as part of Exhibit C, stating in pertinent part that:

> I am writing at your request of October 31, 2005, to confirm the number of shares of St. Joe Company (JOE) held in the street name of Charles Schwab & Co. Inc., for the benefit of the Sierra Club Inc. account, SF 8769-0836.
>
> The Sierra Club purchased 64 shares of St. Joe Company (JOE) on 10-24-04. The Sierra Club has continuously held the 64 shares of JOE since 10-24-04.

Because the Schwab Letter was not dated, the Proponent has failed, following due and proper notice, to satisfy the procedural requirements of Rule 14a-8(b)(2). The Schwab Letter does not verify that, at the time the Proposal was submitted, the Proponent continuously held the requisite amount of the Company's securities for at least one year. The Schwab Letter states merely that the Proponent continuously owned 64 shares of the Company's common stock from October 24, 2004 to the date of the Schwab Letter, which is unknown. Because the Schwab Letter references the Proponent's "request of October 31, 2005," it can be inferred that the letter was written on or after that date. However, it is impossible to discern from the Schwab Letter whether the Proponent held the requisite amount of the Company's securities continuously for at least one year as of December 13, 2005, the date of the Proposal's submission. Rather, at best the Schwab Letter confirms only that the Sierra Club held the requisite amount of the Company's securities from October 24, 2004 to an unspecified date after October 31, 2005. For this reason, the Schwab Letter does not meet the requirements of Rule 14a-8(b)(2).

The Staff has consistently stated that Rule 14a-8(f) provides that a registrant may omit a shareholder proposal if the proponent fails to supply, within 14 days of receipt of the registrant's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by Rule 14a-8(b). *See, e.g.*, Sempra Energy (available December 22, 2004); Milacron Inc. (available December 21, 2004); International Business Machines Corporation (available January 14, 2002); and Eastman Kodak Company (available February 7, 2001).

For the foregoing reasons, the Company believes that the Proposal may be omitted from its 2006 Proxy Materials in accordance with Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to provide, within 14 days of receiving the Company's notice of deficiency, sufficient documentary support that it held the requisite number of shares of the Company's common stock for at least one year as of the date of the Proposal's submission.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals With a Matter Relating to the Company's Ordinary Business Operations

1. General Grounds For Exclusion under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a registrant to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

2. Reasons for Exclusion of Proposal Under Rule 14a-8(i)(7)

The Company believes that the Proposal implicates both considerations for exclusion described above and, therefore, may be excluded from the Company's 2006 Proxy Materials as a matter relating to the Company's ordinary business operations.

The Company is engaged in town and resort development, commercial and industrial development and land sales. The Company is one of Florida's largest real estate operating companies, with the majority of its land located in Northwest Florida. Florida is arguably the most hurricane-prone state in the nation, and hurricane preparedness is of paramount concern to Florida businesses and regulatory bodies. The Proposal would require the Company to "conduct a study to determine how best to ensure that ***property and property values for St. Joe developments and other corporate assets*** will be protected from possible hurricane damage . . . ." (emphasis added). The Company is keenly aware of both the past and potential effects of hurricanes and other natural disasters on its business.

As part of its ordinary course of business, the Company assesses the impact of hurricanes and other natural disasters on its developments and other corporate assets. For example, in 2004 the Company engaged an outside consultant to perform a comprehensive assessment of the potential losses to the Company's properties due to windstorm, tornado and hail damage. The assessment, among other things, summarized expected property losses based on storm severity and evaluated the Company's aggregate exposure by geography, construction type, occupancy type and distance to the coast.

In addition to regularly assessing the impact of hurricanes and other natural disasters on its assets, the Company regularly discloses the material risks of such disasters to investors. For instance, in its most recent Annual Report on Form 10-K, the Company informed its shareholders that:

- the occurrence of natural disasters in Florida, such as hurricanes, could have a material adverse effect on the Company's ability to develop and sell properties or realize income from its projects; and
- the occurrence of natural disasters could cause increases in property insurance rates and deductibles, which could reduce demand for the Company's properties.

Furthermore, the Company routinely analyzes the financial impact of hurricanes and other natural disasters on its results of operations and, where material, discloses such matters to investors. *See, e.g.*, the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005.

The Proposal's focus is an evaluation of the business risks facing the Company as a developer of real estate projects in Northwest Florida. Managing such risks is a fundamental part of the Company's ordinary business operations and is best left to the Company's management and Board of Directors.

There are many business factors that go into the evaluation of how best to protect the Company's property and property values from hurricanes and other risks. In addition, development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Compliance with state and local growth management and land development regulations is usually lengthy and costly and materially affects the Company's real estate development activities. Larger real estate development projects generally require submission of a comprehensive regional impact application to the applicable Florida regional planning council. As part of planning real estate development projects in Florida, the Company reviews and assesses the potential impact of hurricanes on proposed development projects and, when required by applicable regulatory requirements, regional hurricane preparedness.

The Proposal, if implemented, would be complex, time-consuming and expensive. Furthermore, it would focus on matters that are already evaluated and, where applicable, disclosed by the Company. The Proposal also impermissibly seeks to impose a specific time-frame for action on the Company by requiring the report to be completed by April 2007.

The Commission has previously allowed exclusion of analogous proposals calling for reports on external environmental and health risks facing companies. *See, e.g.*, The Dow Chemical Company (available February 23, 2005) (allowing exclusion of proposal requiring an evaluation of financial and reputational risks of the registrant's business operations); Wachovia Corporation (available January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business strategy); American International Group, Inc. (available February 19, 2004) (allowing exclusion of proposal requiring report on economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy); Xcel Energy Inc. (available April 1, 2003) (allowing exclusion of proposal requiring report assessing economic risk and economic benefits of the registrant's emissions of pollutants). The Proposal seeks an evaluation of economic risks by the Company that is analogous to those sought in these and similar cases, and the same analysis favoring exclusion of the Proposal from the Company's 2006 Proxy Materials should apply.

While the Proposal contains references to matters that could be construed as social policy issues (such as coastal wetlands protection), these matters are tangential to the Proposal's focus—ensuring protection of the Company's "property and property values" from potential hurricane damage, which, as discussed above, is a key business risk of the Company. The Commission's recent guidance in Staff Legal Bulletin No. 14C is instructive on this point. In that Bulletin, the Commission published guidance on determining whether the focus of a proposal is a significant social policy issue rather than an evaluation of risk facing a company, noting that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health," the proposal could be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk. A study to determine how to ensure that "property and property values for St. Joe developments and other corporate assets" will be protected from hurricane damage is, at its essence, an internal assessment of the risks and liabilities, which is an ordinary business function of the Company's management.

The fact that the Proposal directs the Company to prepare a report that will be reviewable by shareholders, as opposed to implementation of a specific policy or action, does not except the Proposal from application of Rule 14a-8(i)(7). In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable . . . ." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g.,* Texas Instruments Incorporated (available January 28, 2005); The Mead Corporation (available January 31, 2001).

Because the Proposal's focus is on a matter related to the Company's ordinary business operations, the Company believes the Proposal may be omitted from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) as a Matter That Is Not a Proper Subject for Action by Shareholders Under State Law

Rule 14a-8(i)(1) permits a company to exclude from its proxy materials a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Additionally, the note to Rule 14a-8(i)(1) provides that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Proposal is a mandatory proposal which, if adopted, would be binding on the Company without any action by the Company's Board of Directors.

Because the Proposal is mandatory, its approval would intrude upon the Board's exercise of its management powers and is improper under state law. Section 607.0801(2) of the Florida Business Corporation Act (the "FBCA") states in pertinent part that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation . . . ." The Company's articles of incorporation do not contain any such limitations. The Proposal purports to limit this broad authority granted to the Board of Directors under Florida state law by mandating certain action, regardless of whether such action, in the judgment of the Board of Directors, is in the best interests of the Company. Since the Proposal impinges on the discretionary authority reserved to the Company's Board of Directors under the FBCA, it is not a proper matter for shareholder action under Florida state law.

The Staff has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See, e.g.*, Wyeth (available January 23, 2004); Johnson & Johnson (available January 13, 2004); Ford Motor Co. (available March 19, 2001).

Because the Proposal is mandatory, its approval would intrude upon the directors' exercise of their management powers and is improper under state law. Accordingly, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(1).

III. Conclusion

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposal from the 2006 Proxy Materials.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1268.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: 
Sean T. Wheeler

cc: Sierra Club (by Fed-Ex)
Mr. Bartlett Naylor, Capital Strategies Consulting, Inc. (by Fed-Ex)

Ms. Christine M. Marx
Mr. Reece B. Alford
The St. Joe Company

EXHIBIT A

From: bartnaylor@aol.com [mailto:bartnaylor@aol.com]
Sent: Tuesday, December 13, 2005 8:52 AM
To: Marx, Chris; Zerulik, Ellie; deo@gendlermann.com
Subject: shareholder resolution

Christine Marx
General Counsel
Corporate Secretary
The St. Joe Company
c/o cmarx@joe.com
eZerulik@joe

Dear Ms. Marx:

Following is a shareholder resolution submitted by the Sierra Club under SEC Rule 14a. The Sierra Club has held more than $2,000 worth of company stock for more than one year continuously, intends to maintain this holding through the 2006 annual meeting, and present the resolution at this meeting. Proof of ownership will be submitted at your request and/or by fax. Please contact me by email, telephone, or mail with any questions. Please confirm receipt by return email.

Sincerely,

Bartlett Naylor

St. Joe RESOLUTION

WHEREAS, the St. Joe Company is the largest private landowner in Florida;

WHEREAS, St. Joe holdings include many properties near the North West Florida Coast;

WHEREAS, hurricanes can wreak significant damage on these and similar properties elsewhere with damages occurring from storm surge, wind, and flooding;

WHEREAS, destruction of coastal wetlands have been documented to worsen hurricane damage to coastal and inland communities;

WHEREAS, it is reasonable to expect that St. Joe properties in Florida generally and North West Florida specifically will be hit by future hurricanes, equal to or more intense than recent storms;

WHEREAS, most of the coastal counties where St. Joe currently owns properties have enacted hurricane evacuation plans;

WHEREAS, St. Joe's proposed development will cause significant population increases in each of these coastal and inland communities that will render existing hurricane evacuation plans obsolete;

WHEREAS, measures to maximize coastal wetlands protection and retention and thereby reduce hurricane hazards are in the best interest of St. Joe stockholders ;

WHEREAS, St. Joe development, if built, could cause significant population increases in each of these coastal and inland communities. These population increases could make existing hurricane evacuation plans less viable;

THEREFORE, We, the St. Joe Company shareholders, resolve that the St. Joe Company conduct a study to determine how best to ensure that property and property values for St. Joe developments and other corporate assets will be protected from possible hurricane damage and prepare a report to shareholders and to potentially impacted Panhandle communities by April 2007. The study shall examine the benefits of coastal wetlands protection by avoiding development in hurricane-damage prone areas and shifting potential development further inland of the coastal high hazard area, and V and VE zones as shown on Federal Emergency Management Agency Flood Insurance Rate Maps.

Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan
Arlington, Va. 22205
703.786.7286
<((((º>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((º>¸.
·´¯`·.¸.,..·´¯`·.. ><((((º>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((º>

EXHIBIT B



FEDERAL EXPRESS

Direct Dial: 904-301-4450
Direct Fax: 904-301-4650
E-Mail: cmarx@joe.com

December 19, 2005

Mr. Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan
Arlington, VA 22205

Re: The St. Joe Company - Shareholder Proposal dated December 13, 2005

Dear Mr. Naylor:

Thank you for the shareholder proposal that you sent to me by e-mail on December 13, 2005. We will consider a proposal submitted by a shareholder as long as that shareholder meets the procedural and eligibility requirements outlined in SEC rules. After reviewing your message and the accompanying proposal, I am requesting the following information from you to help us evaluate whether or not the proposal satisfies the required rules:

1. In your e-mail message, you state that the Sierra Club is the actual proponent of the proposal. Please provide to me information in writing from an appropriate officer of the Sierra Club affirming that it is in fact the party submitting the proposal.

2. Pursuant to SEC Rule 14a-8(b), the Sierra Club must prove its eligibility to submit a shareholder proposal by submitting a written statement from the record holder (usually a broker or bank) of its St. Joe common stock verifying that, at the time you submitted the proposal (December 13, 2005), the Sierra Club had continuously held the required amount of St. Joe common stock (at least $2,000 in market value) for at least one year. Please provide to me this information in writing from the appropriate record holder.

3. Rule 14a-8(b) also requires that the shareholder provide the company with a written statement that the shareholder intends to continue to hold the securities through the date of the meeting of shareholders. I note in your message that you stated that the Sierra Club intends to comply with this requirement. The rule, however, states that the shareholder itself must make this statement. Please provide a written statement from the Sierra Club affirming its intention to continue to hold the securities through the date of our next meeting of shareholders.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in the event that you should have any questions regarding these procedural requirements.

Please provide me with the additional information described above as soon as possible. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter.

Thank you for your interest in The St. Joe Company.

Very truly yours,



Christine M. Marx
General Counsel and Corporate Secretary

111165.1

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response

must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii)

In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its

Zerulik, Ellie

From:	TrackingUpdates@fedex.com
Sent:	Tuesday, December 20, 2005 12:49 PM
To:	Zerulik, Ellie
Subject:	FedEx Shipment 791310180231 Delivered

This tracking update has been requested by:

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Our records indicate that the following shipment has been delivered:

Tracking number:	791310180231
Ship (P/U) date:	Dec 19, 2005
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Weight:	0.5 LB

Shipper Information
Ellie Zerulik
THE ST. JOE COMPANY
245 RIVERSIDE AVENUE
SUITE 500
JACKSONVILLE
FL
US
32202

Recipient Information
Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan St.
Arlington
VA
US
222052527

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From: Origin ID: (904)301-4457
Ellie Zerulik
THE ST. JOE COMPANY
245 RIVERSIDE AVENUE
SUITE 500
JACKSONVILLE, FL 32202



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Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan St.

Arlington, VA 222052527



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EXHIBIT C

From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Fri 12/23/2005 2:56 PM
To: Marx, Chris
Subject: Verification of Sierra Club Ownership of St. Joe Company stock

Ms. Marx: I have just faxed to you (904) 301-4650 the letter below along with a confirmation from Charles Schwab verifying the Sierra Club's ownership of St. Joe Company stock. - David E. Ortman

------

VIA FAX

23 December 2005

Attn: Christine Marx
St. Joe Company
245 Riverside Ave.
Suite 500
Jacksonville, FL 32202

As chair of the Sierra Club's Shareholder Action Task Force, I am enclosing our verification of St. Joe Company shares held by the Sierra Club in excess of $2,000 for over a year. In addition, this is to also verify that Bart Naylor of Capital Strategies Consulting, Inc. was authorized and requested to submit the Sierra Club's resolution to St. Joe Company on our behalf.

Should you have any questions, do not hesitate to contact me.

David E. Ortman
Chair, Shareholder Action Task Force
Corporate Accountability Committee
Sierra Club
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136
deortman@msn.com

VIA FAX

23 December 2005

Attn: Christine Marx
St. Joe Company
245 Riverside Ave.
Suite 500
Jacksonville, FL 32202

As chair of the Sierra Club's Shareholder Action Task Force, I am enclosing our verification of St. Joe Company shares held by the Sierra Club in excess of $2,000 for over a year. In addition, this is to also verify that Bart Naylor of Capital Strategies Consulting, Inc. was authorized and requested to submit the Sierra Club's resolution to St. Joe Company on our behalf.

Should you have any questions, do not hesitate to contact me.

David E. Ortman
Chair, Shareholder Action Task Force
Corporate Accountability Committee
Sierra Club
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136
deortman@msn.com

charles SCHWAB

Chairman's Division/Service Recovery
101 Montgomery Street San Francisco CA 94104
tel (415) 627 7000

Sierra Club
Attn: Hamilton Leong
85 Second St., 2nd Floor
San Francisco CA 94105

RE: SF 8769-0836

Dear Mr. Leong:

I am writing at your request of October 31, 2005, to confirm the number of shares of St. Joe Company (JOE) held in the street name of Charles Schwab & Co. Inc., for the benefit of the Sierra Club Inc. account, SF 8769-0836.

The Sierra Club purchased 64 shares of St. Joe Company (JOE) on 10-24-04. The Sierra Club has continuously held the 64 shares of JOE since 10-24-04.

Please feel free to call me at 602-355-5000 should you have any questions.

Sincerely,



Kimberly McCauley
Senior Relationship Specialist
Charles Schwab & Co. Inc.

10/31/05

Charles Schwab & Co. Inc. Member SIPC


SIERRA
CLUB
FOUNDED 1892

FR: David E. Ortman
Chair, Shareholder Action Task Force
7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

TO: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
WA D.C. 20549

January 25, 2006

RE: St Joe: Opposition to Omission of Shareholder Proposal Submitted by the Sierra Club:

Dear SEC:

The following is a response to the December 29, 2005 letter from St Joe requesting that no action be taken by the Securities and Exchange Commission if they omit the Sierra Club's shareholder resolution (see enclosed). We appreciate the opportunity to respond. First, Sierra Club has owned stock in St Joe continuously for at least one year as of the date of filing of the resolution (see enclosed). By copy of this letter we have provided St Joe with the most recent verification from Schwab as well. We believe this should resolve the question of our eligibility to submit a proposal.

Second, the Company argues that the matter relates to the Company's ordinary business operations. We believe that global warming and intensified hurricane development are significant social and economic policy issues for both the Company and for our country. The Company's December 29th letter acknowledges that the Company is aware of both the past and potential effects of hurricanes and other natural disasters on its business. (Dec. 29, 2005 letter at 5.)

The Company further states that it discloses the material risk of such disasters to investors as part of its Annual Report on Form 10-K. Id. at 6. However, this reporting to investors is cursory at best and devoid of any real analysis:

* the occurrence of natural disasters in Florida, such as hurricanes, could have a material adverse effect on the Company's ability to develop and sell properties or realize income from its projects; and

* the occurrence of natural disasters could cause increase in property insurance rates and deductibles, which could reduce demand for the company's properties.

Id.

The Company further states, that these matters "are already evaluated" by the Company. Id. Therefore, such a report to shareholders as requested by the resolution should not be "complex, time-consuming and expensive." Id.

In the past, the SEC staff have refused to allow corporations to hide behind Rule 14a-8(i)(7) (a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations"). SEC staff have previously refused to allow a company to omit a resolution calling for a postponement in the expansion of a gold/copper milling operations, ending a corporation's cooperation with a foreign government's military, and allowing independent environmental monitoring of the corporations operations by non-governmental organizations. See Freeport-McMoRan Copper & Gold (Feb. 10, 1997) (refusing to allow company to omit the proposal under [then] rule 14a-8(c)(7) as ordinary business).

The Company further states that the matter is not a proper subject for action by shareholders under state law. Id. at 8. The Company has misstated the effect of the resolution. The proposal is an advisory proposal to the Company, not a mandatory proposal. A resolution to the Company expresses the voting of the shareholders to the Company, but it remains within the discretion of the Company, as to whether it should be implemented.

We believe that we meet the requirements to file a shareholder proposal and that our proposal does not fall within ordinary business operations, nor barred as a mandatory proposal. We believe the St Joe shareholders have the right to review cast an advisory ballot on this resolution.

Sincerely,



David E. Ortman
Chair, Shareholder Action Task Force
7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

Encl. Sierra Club Resolution
Schwab letter of verification
cc: St Joe Company

charles SCHWAB

2423 E Lincoln Drive Phoenix AZ 85016

January 23, 2006

The Sierra Club Inc.
Attn: Hamilton Leong
85 2nd St. Fl 2
San Francisco, CA 94105

RE: Account # SF 8769-0836

Dear Mr. Leong:

I am writing at your request of January 23, 2006, to confirm the number of shares of St. Joe Company (JOE) held in the street name of Charles Schwab & Co., Inc. for the benefit of The Sierra Club Inc. account # SF 8769-0836.

The Sierra Club purchased 64 shares of St. Joe Company (JOE) on 10/21/04. As of January 23, 2006 The Sierra Club has continuously held the 64 shares of JOE.

Please feel free to call me at (602) 355-3476 should you have any further questions or concerns.

Sincerely,



Deborah Gaylord
Service Recovery Specialist
Charles Schwab & Co. Inc.,

From: bartnaylor@aol.com [mailto:bartnaylor@aol.com]
Sent: Tuesday, December 13, 2005 8:52 AM
To: Marx, Chris; Zerulik, Ellie; deo@gendlermann.com
Subject: shareholder resolution

Christine Marx
General Counsel
Corporate Secretary
The St. Joe Company
c/o cmarx@joe.com
eZerulik@joe

Dear Ms. Marx:

Following is a shareholder resolution submitted by the Sierra Club under SEC Rule 14a. The Sierra Club has held more than $2,000 worth of company stock for more than one year continuously, intends to maintain this holding through the 2006 annual meeting, and present the resolution at this meeting. Proof of ownership will be submitted at your request and/or by fax. Please contact me by email, telephone, or mail with any questions. Please confirm receipt by return email.

Sincerely,

Bartlett Naylor

St. Joe RESOLUTION

WHEREAS, the St. Joe Company is the largest private landowner in Florida;

WHEREAS, St. Joe holdings include many properties near the North West Florida Coast;

WHEREAS, hurricanes can wreak significant damage on these and similar properties elsewhere with damages occurring from storm surge, wind, and flooding;

WHEREAS, destruction of coastal wetlands have been documented to worsen hurricane damage to coastal and inland communities;

WHEREAS, it is reasonable to expect that St. Joe properties in Florida generally and North West Florida specifically will be hit by future hurricanes, equal to or more intense than recent storms;

WHEREAS, most of the coastal counties where St. Joe currently owns properties have enacted hurricane evacuation plans;

WHEREAS, St. Joe's proposed development will cause significant population increases in each of these coastal and inland communities that will render existing hurricane evacuation plans obsolete;

WHEREAS, measures to maximize coastal wetlands protection and retention and thereby reduce hurricane hazards are in the best interest of St. Joe stockholders ;

WHEREAS, St. Joe development, if built, could cause significant population increases in each of these coastal and inland communities. These population increases could make existing hurricane evacuation plans less viable;

THEREFORE, We, the St. Joe Company shareholders, resolve that the St. Joe Company conduct a study to determine how best to ensure that property and property values for St. Joe developments and other corporate assets will be protected from possible hurricane damage and prepare a report to shareholders and to potentially impacted Panhandle communities by April 2007. The study shall examine the benefits of coastal wetlands protection by avoiding development in hurricane-damage prone areas and shifting potential development further inland of the coastal high hazard area, and V and VE zones as shown on Federal Emergency Management Agency Flood Insurance Rate Maps.

Bartlett Naylor
Capital Strategies Consulting, Inc.
1255 N. Buchanan
Arlington, Va. 22205
703.786.7286
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·´¯`·.¸·,·.·´¯`·.. ><((((°>`·.¸¸.·´¯`·.¸.·´¯`·...¸><((((°>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The St. Joe Company
Incoming letter dated January 17, 2006

The proposal relates to corporate assets.

There appears to be some basis for your view that St. Joe may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of St. Joe's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period as of the date that it submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if St. Joe omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which St. Joe relies.

Sincerely,



Mark F. Vilardo
Special Counsel